UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KKR ALTERNATIVE CORPORATE OPPORTUNITIES FUND

(Name of Issuer)

Common Stock par value $0.001 per share

(Title of Class of Securities)

48248T 107

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48248T 107

1	Name of Reporting Person KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,510,000 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 2,510,000 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,510,000 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percentage of Class Represented by Amount in Row (11) 100.0%*

14	Type of Reporting Person PN

* Percentage ownership based on shares outstanding as of November 1, 2012.  See Item 5 of this Schedule 13D.

CUSIP No. 48248T 107

1	Name of Reporting Person KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,510,000 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 2,510,000 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,510,000 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percentage of Class Represented by Amount in Row (11) 100.0%*

14	Type of Reporting Person OO

* Percentage ownership based on shares outstanding as of November 1, 2012.  See Item 5 of this Schedule 13D.

CUSIP No. 48248T 107

1	Name of Reporting Person KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,510,000 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 2,510,000 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,510,000 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percentage of Class Represented by Amount in Row (11) 100.0%*

14	Type of Reporting Person PN

* Percentage ownership based on shares outstanding as of November 1, 2012.  See Item 5 of this Schedule 13D.

CUSIP No. 48248T 107

1	Name of Reporting Person KKR Group Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,510,000 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 2,510,000 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,510,000 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percentage of Class Represented by Amount in Row (11) 100.0%*

14	Type of Reporting Person OO

* Percentage ownership based on shares outstanding as of November 1, 2012.  See Item 5 of this Schedule 13D.

CUSIP No. 48248T 107

1	Name of Reporting Person KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,510,000 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 2,510,000 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,510,000 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percentage of Class Represented by Amount in Row (11) 100.0%*

14	Type of Reporting Person PN

* Percentage ownership based on shares outstanding as of November 1, 2012.  See Item 5 of this Schedule 13D.

CUSIP No. 48248T 107

1	Name of Reporting Person KKR Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,510,000 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 2,510,000 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,510,000 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percentage of Class Represented by Amount in Row (11) 100.0%*

14	Type of Reporting Person OO

* Percentage ownership based on shares outstanding as of November 1, 2012.  See Item 5 of this Schedule 13D.

CUSIP No. 48248T 107

1	Name of Reporting Person Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 2,510,000 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 2,510,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,510,000 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percentage of Class Represented by Amount in Row (11) 100.0%*

14	Type of Reporting Person IN

* Percentage ownership based on shares outstanding as of November 1, 2012.  See Item 5 of this Schedule 13D.

CUSIP No. 48248T 107

1	Name of Reporting Person George R. Roberts

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 2,510,000 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 2,510,000 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,510,000 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percentage of Class Represented by Amount in Row (11) 100.0%*

14	Type of Reporting Person IN

* Percentage ownership based on shares outstanding as of November 1, 2012.  See Item 5 of this Schedule 13D.

Item 1.        Security and Issuer.

This statement on Schedule 13D relates to the Common Stock with par value of $.001 per share (the “Shares”) of KKR Alternative Corporate Opportunities Fund (the “Issuer”).  The address of the principal executive offices of the Issuer is 555 California Street, 50th Floor, San Francisco, CA 94104.

Item 2.        Identity and Background.

(a), (f)             This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by:

(i)                                     KKR Fund Holdings L.P., a Cayman Islands limited partnership (“KKR Fund Holdings”);

(ii)                                 KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(iii)                              KKR Group Holdings L.P., a Cayman Islands limited partnership (“KKR Group Holdings”);

(iv)                             KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(v)                                KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(vi)                             KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(vii)                          Henry R. Kravis, a United States citizen; and

(viii)                       George R. Roberts, a United States citizen (the persons listed in items (i) through (viii) are collectively referred to herein as the “Reporting Persons”).

KKR Fund Holdings GP is a general partner of KKR Fund Holdings. KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings. KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co.

Each of Messrs. Kravis, Roberts, William J. Janetschek and David J. Sorkin is a director of KKR Fund Holdings GP and KKR Group, and an officer of KKR Management. Each of Messrs. Janetschek and Sorkin is also an officer of KKR Fund Holdings GP and KKR Group. Messrs. Kravis and Roberts are the designated members of KKR Management.

Each of Messrs. Janetschek and Sorkin is a United States citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of November 9, 2012, a copy of which is attached hereto as Exhibit 1.

(b)                                The address of the principal business office of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management and Messrs. Kravis, Janetschek and Sorkin is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(c)                                 Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Janetschek and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.

(d)                                During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                 During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by the Reporting Persons are held of record by KKR Fund Holdings.

The Shares were acquired by KKR Fund Holdings for $25,000,000.00. None of the purchase was made with borrowed funds.

Item 4.        Purpose of Transaction.

The Reporting Persons are affiliates of the Issuer and the Issuer’s investment adviser, KKR Asset Management LLC, a subsidiary of KKR & Co.  The Reporting Persons acquired the Shares in exchange for providing $25,000,000.00 of capital to the Issuer in order to enable the Issuer to begin operations and build out its investment portfolio.  This Schedule 13D filing is occasioned solely by KKR Fund Holdings’ beneficial ownership of 100.0% of the presently outstanding Shares of the Issuer as a result of the investment described in the preceding sentence.  KKR Fund Holdings’ ownership as a percentage of the outstanding Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the Shares of the Issuer beneficially owned by KKR Fund Holdings were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer.

The Reporting Persons do not currently intend to make additional purchases of the Issuer’s securities.  The Reporting Persons may dispose of some or all of their Shares, from time to time, by tendering such Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant. In addition, KKR Asset Management LLC, an affiliate of the Reporting Persons, serves as the adviser of the Issuer and, as a result, one or more of the Reporting Persons may from time to time influence the activities of the Issuer.

Although the foregoing reflects activities presently contemplated by the Reporting Persons and any of the other persons named in Item 2 above, with respect to the Issuer, the foregoing is subject to change at any time.  Except as set forth above, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 above, have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

(a)                                The Reporting Persons beneficially own an aggregate of 2,510,000 Shares, representing 100.0% of the outstanding Shares.  The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 2,510,000 Shares outstanding as of November 1, 2012.  The aggregate beneficial ownership position represents the $25,000,000.00 investment made pursuant to this transaction in addition to the seed capital totaling $100,000.00 invested by the Reporting Persons prior to effectiveness of the Issuer’s registration statement.

(b)                              Each of KKR Fund Holdings; KKR Fund Holdings GP (as a general partner of KKR Fund Holdings); KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings); KKR Group (as the general partner of KKR Group Holdings); KKR & Co. (as the sole shareholder of KKR Group); and KKR Management (as the general partner of KKR & Co.) directly holds 2,510,000 Shares of the Issuer and may be deemed to hold sole voting and dispositive power.  Each of Messrs. Kravis and Roberts (as the designated members of KKR Management) also may be deemed to be the beneficial owner of the securities reported herein, and each may be deemed to share voting and dispositive power.

The Reporting Persons may be deemed to be a group with respect to the Shares of the Issuer which they hold directly or indirectly.  Such persons expressly disclaim such group membership.

Other than KKR Fund Holdings, the Reporting Persons disclaim beneficial ownership of any securities reported herein.

Except as described herein, no other person named in response to Item 2 above may be deemed to beneficially own any Shares.

(c)                                 Except as described herein, none of the Reporting Persons or any other person named in response to Item 2 above has effected any transactions in the Shares in the past 60 days.

(d)                                Except as described in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e)                                 Not Applicable.

Item 6.         Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.        Material to Be Filed as Exhibits.

Exhibit 1                                               Joint Filing Agreement, dated as of November 9, 2012 among the Reporting Persons.

Exhibit 2                                               Powers of Attorney, dated July 31, 2005, given by Henry R. Kravis and George R. Roberts and Power of Attorney, dated February 1, 2010, given by William J. Janetschek.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR Fund Holdings L.P., By: KKR Fund Holdings GP Limited, Its: General Partner, /s/ Richard J. Kreider, Richard J. Kreider, Title: Attorney-in-fact for William J. Janetschek, Director	November 9, 2012

KKR Fund Holdings GP Limited, /s/ Richard J. Kreider, Richard J. Kreider, Title: Attorney-in-fact for William J. Janetschek, Director	November 9, 2012

KKR Group Holdings L.P., By: KKR Group Limited, Its: General Partner, /s/ Richard J. Kreider, Richard J. Kreider, Title: Attorney-in-fact for William J. Janetschek, Director	November 9, 2012

KKR Group Limited, /s/ Richard J. Kreider, Richard J. Kreider, Title: Attorney-in-fact for William J. Janetschek, Director	November 9, 2012

KKR & Co. L.P., By: KKR Management LLC, Its: General Partner, /s/ Richard J. Kreider, Richard J. Kreider, Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer	November 9, 2012

KKR Management LLC, /s/ Richard J. Kreider, Richard J. Kreider, Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer	November 9, 2012

Henry R. Kravis,/s/ Richard J. Kreider, Title: Attorney-in-Fact	November 9, 2012

George R. Roberts,/s/ Richard J. Kreider, Title: Attorney-in-Fact	November 9, 2012

* Signature of Reporting Person	Date

* Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of November 9, 2012 among the Reporting Persons.

Exhibit 2	Powers of Attorney, dated July 31, 2005, given by Henry R. Kravis and George R. Roberts and Power of Attorney, dated February 1, 2010, given by William J. Janetschek.